EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	6/30/04
Earnings:
Net Income Before Extraordinary Item
And Cumulative Effect of
Accounting Changes	$86,205	$72,672	$89,367	$82,992	$89,624	$91,511
Plus Federal Income Taxes	49,180	12,058	70,121	37,439	37,315	42,702
Plus State Income Taxes	6,162	2,538	8,385	5,687	8,140	7,965
Plus Provision for Deferred Income Taxes	(17,347)	14,653	(31,396)	(3,134)	9,942	3,010
Plus Deferred Investment Tax Credits	(4,565)	(4,482)	(4,453)	(4,524)	(4,325)	(4,325)
Plus Fixed Charges (as below)	61,177	62,851	60,503	60,529	66,685	63,643

Total Earnings	$180,812	$160,290	$192,527	$178,989	$207,381	$204,506

Fixed Charges:
Interest on Long-term Debt	$38,380	$43,547	$41,401	$43,011	$53,309	$54,786
Interest on Short-term Debt	13,800	10,174	9,680	7,776	6,545	6,357
Distributions on Trust Preferred Securities	8,662	8,663	8,663	8,662	4,331	-
Interest Portion of Financing Leases	335	-	-	-	-	-
Estimated Interest Element in Lease Rentals	-	467	759	1,080	2,500	2,500

Total Fixed Charges	$61,177	$62,851	$60,503	$60,529	$66,685	$63,643

Ratio of Earnings to Fixed Charges	2.95	2.55	3.18	2.95	3.10	3.21

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no effect on the ratio.

* Certain amounts have been reclassified between Distributions on Trust Preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R "Consolidation of Variable Interest Entities" effective March 31, 2004, on a prospective basis. This reclassification had no effect on this ratio.